Exhibit 99.2

POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

The following management’s discussion and analysis (‘‘MD&A’’) of the performance, financial condition and future prospects of Points International Ltd. and its subsidiaries (which is also referred to herein as “Points” or the “Corporation”) should be read in conjunction with the Corporation’s unaudited interim financial statements (including the notes thereto) for the three and nine months ended September 30, 2012 and the Corporation’s Press Release dated November 7, 2012 announcing its third quarter 2012 results. Further information, including Points’ Management’s Discussion and Analysis, Annual Information Form (“AIF”) and Form 40-F for the year ended December 31, 2011, may be accessed at www.sedar.com or www.sec.gov. All financial data herein have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) and all dollar amounts herein are in thousands of United States dollars unless otherwise specified. This MD&A is dated as of November 7, 2012.

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of United States securities legislation and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, revenue, earnings, changes in costs and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may”, “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only Points’ expectations, estimates and projections regarding future events.

Although the Corporation believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Important assumptions, factors, risks and uncertainties are referred to in the body of this MD&A and also include those described in the press release announcing the Corporation’s third quarter 2012 financial results, and those described in Points' other filings with applicable securities regulators, including Points’ AIF, Form 40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

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The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

USE OF NON-IFRS TERMS

The Corporation’s financial statements are prepared in accordance with IFRSs. Management uses IFRS and non-IFRS measures, which are defined in the appropriate sections in the body of this MD&A, to better assess the Corporation’s underlying performance and provides this information in this MD&A so that readers may do the same. Readers are cautioned that these terms should not be construed as alternatives to IFRS terms, such as net income, which are determined in accordance with IFRSs.

BUSINESS OVERVIEW

Points International Ltd.

Points International Ltd. is a global provider of leading e-commerce solutions for the loyalty rewards industry. The Corporation’s products help the world’s leading loyalty programs increase loyalty member engagement and leverage their online presence in innovative ways. The Corporation delivers e-commerce solutions to loyalty programs on both a private branded and Points’ branded basis. In addition, the Corporation operates the consumer website Points.com, where millions manage their loyalty memberships, learn about new promotions, and exchange points and miles between programs. Through its leading proprietary technology and partnerships with over 40 of the world’s top loyalty programs, Points delivers approximately $300 million annually in additional revenue for partners whose loyalty program members number over 500 million. The Corporation’s headquarters are located in Toronto, Canada and its shares are dually listed on the Toronto Stock Exchange (PTS) and on the NASDAQ Capital Market (PCOM).

The Corporation’s revenue is primarily generated by transacting points and miles online. Revenue is principally derived from the sale or transfer of loyalty currencies direct to program members. The Corporation categorizes its revenue in three ways. First, principal revenue includes all principal revenue derived from reseller sales, technology design, development and maintenance revenue, and hosting fees. Under a reseller arrangement, the Corporation takes on a principal role whereby it purchases points and miles from partners at wholesale rates and resells them directly to consumers. In addition, the Corporation may assume additional responsibility when taking a principal role, such as credit and/or inventory risk. Second, other partner revenue is primarily a type of transactional revenue that is realized when the Corporation takes an agency role in the retailing and wholesaling of loyalty currency for loyalty program partners. This also includes other revenue received from partners which are not transactional in nature. Lastly, as part of its operating economics, the Corporation also earns interest income on the cash flows generated by its products and services.

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QUARTERLY HIGHLIGHTS

Highlights of operating results for the three months ended September 30, 2012 include:

  Quarterly revenue of $34,339, an increase of $5,532 or 19% over the prior year quarter;

  Quarterly gross margin of $7,039, an increase of $723 or 11% over the prior year quarter;

  Net income of $746, a decrease of $916 or 55% from the prior year quarter;

  Earnings before interest, taxes, depreciation, amortization and foreign exchange (“EBITDA”) of $1,552, a decrease of $372 or 19% from the prior year quarter;

  Cash provided from operations of $2,549 during the quarter ended September 30, 2012;

  The Corporation ended the quarter with cash and cash equivalents of $34,145 and no debt; and

  Points and miles transacted in the third quarter of 2012 increased 5% over the prior year quarter.

SELECTED FINANCIAL INFORMATION

The following information is provided to a give a context for the broader comments elsewhere in this report.

	For the three months ended		For the nine months ended
(In thousands of US dollars, except per	September	September	September	September
share amounts)	30, 2012	30, 2011	30, 2012	30, 2011
Revenue	$34,339	$28,807	$98,706	$90,005
Gross margin	7,039	6,316	20,582	17,610
Ongoing operating costs	5,487	4,392	15,812	14,000
EBITDA	1,552	1,924	4,770	3,610
Operating income	856	1,298	2,730	2,068
Net income	$746	$1,662	$2,624	$1,974
Earnings per share
Basic	$0.05	$0.11	$0.17	$0.13
Diluted	$0.05	$0.11	$0.17	$0.13
Weighted average shares outstanding
Basic	15,162,456	15,061,208	15,120,345	15,028,871
Diluted	15,358,517	15,566,276	15,296,031	15,514,737
Total assets	$58,482	$54,910	$58,482	$54,910
Shareholders' equity	$22,203	$16,565	$22,203	$16,565

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BUSINESS RESULTS AND OUTLOOK

Financial results for the nine months ended September 30, 2012 reflect the continued strength of the Corporation’s e-commerce solutions offered to its existing partnership base. Revenue and gross margin for the nine month period ended September 30, 2012 increased 10% and 17% over the comparable prior year period, respectively. EBITDA and operating income for the nine month period ended September 30, 2012 both increased 32% on a year over year basis, highlighting the Corporation’s ability to flow through incremental gross margin to bottom line profitability.

The Corporation continued to see the quarterly acceleration of year over year revenue growth, with third quarter revenue of $34,339 increasing 19% over the third quarter of 2011. Similarly, gross margin of $7,039 in the third quarter of 2012 increased 11% on a year over year basis. Revenue and gross margin growth was reflective of organic growth from existing partnerships, including the positive contribution from new partners and products launched over the last twelve months. From a profitability perspective, EBITDA of $1,552 decreased 19% when compared to the third quarter of 2011. The decrease was largely due to increased year over year employment costs, as Management continues to make strategic hires focused on long-term growth.

Points and miles transacted in the third quarter of 2012 increased 5% compared to the third quarter of 2011. The increase was largely driven by transactional growth in existing buy/gift and transfer partnerships and increased transaction sizes on the points.com consumer portal. Fluctuations in points and miles transacted continue to be significantly impacted by the timing of promotions run by the Corporation and the number of loyalty program partners participating in the products and services offered by the Corporation.

Points and miles transacted is considered a key performance measure by management, as it is viewed as an indicator of the overall demand for the Corporation’s products and services and a key engagement metric of loyalty program users.

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Management continues to anticipate transactional activity for the remainder of 2012 to improve on 2011 results through organic growth in existing partnerships, effective marketing efforts, and the impact of new partner launches. Due to the timing and impact of promotional and marketing efforts, Management anticipates that the fourth quarter of 2012 will deliver year-over-year revenue growth stronger than that of the annual guidance provided.

Since the end of the second quarter, Management has made meaningful progress against its long term growth initiatives. The Corporation was successful in signing several new partnerships, expanding existing partnerships, and developing and deploying new product features focused on driving increased member engagement. In addition, the Corporation further extended its international footprint by making a strategic investment in China Rewards.

From a new partner perspective, the Corporation has signed a multi-year agreement with Wyndham Rewards to offer loyalty currency services to their members globally. The partnership adds to our growing list of hospitality companies. Wyndham Rewards program members will have the ability to buy and gift Wyndham Rewards points via the Corporation’s industry-leading ePoch technology platform. Also, Management was successful in continuing to expand its international partnership base by welcoming Meliá Hotels International to the Points platform, a leading global hotel company. Upon launch, Meliá Hotels’ Mas Rewards members will be able to buy and gift their reward points through Points’ miles and points purchase platform.

The Corporation has added two new partners to its Corporate Mileage Sales products by signing agreements with Speedway Speedy Rewards and SVM Fuel Circle. Speedway is the fourth largest chain of company-owned and operated gasoline and convenience stores in the United States. SVM, a leader in the gift card industry, will be creating a nationwide branded network for the redemption of stored value fuel rewards. Both partners are expected to launch on the Corporate platform by the end of the year.

In addition to signing new partners, the Corporation announced it was successful in several product offerings with existing partners. During the third quarter, the Corporation announced the expansion of its relationship with Scandinavian Airlines by providing Transfer capabilities to its members, who now have the option to transfer points from one member to another via Points’ ePoch technology platform. Subsequent to the quarter, the Corporation announced the launch of Buy Miles Call Centre, a new channel through which Virgin Atlantic Flying Club members can purchase miles. The new Call Centre feature is an extension of Virgin Atlantic’s online Buy, Gift and Transfer program, and allows the members to purchase any additional miles on the telephone at the same time as they are shopping for flights. In addition to Virgin Atlantic, the Corporation has extended the Buy Miles Call Centre feature to Lufthansa, Alitalia and Icelandair.

Lastly, the Corporation, along with Aimia Inc., have entered into a binding agreement to make a minority investment in China Rewards, a Shanghai based retail coalition loyalty program start- up. Under the terms of the agreement, Points will be investing up to $5,000 upon achievement of certain performance milestones and subject to regulatory approvals. A key element of the China Rewards program is a long-term agreement with anchor partner, China Union Pay, one of the world’s largest network operators. This strategic relationship will offer an immediate and credible presence and allow the Corporation to more quickly and efficiently establish its business in the important and rapidly growing Chinese market.

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RESULTS OF OPERATIONS

REVENUE, DIRECT COSTS AND GROSS MARGIN

Gross margin, defined by management as total revenues less direct costs of principal revenue, is a non-IFRS financial measure which does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other issuers. However, gross margin is viewed by management to be an integral measure of financial performance. Management continues to drive a shift in the Corporation’s revenue mix toward reseller relationships with higher partner engagement that are expected to lead to sustained profitability for the Corporation. Combined with a strict focus on containing baseline operating expenditures, these new deals and products are expected to be accretive to overall profitability.

Direct cost of principal revenue consists of variable direct costs incurred for principal revenues earned under the reseller model, which include the wholesale cost of miles paid to partners for miles purchased and resold, and credit card processing fees.

	For the three months ended		For the nine months ended
	September	September	September	September
(In thousands of US dollars)	30, 2012	30, 2011	30, 2012	30, 2011
Principal revenue	$32,172	$26,900	$91,720	$84,363
Other partner revenue	2,159	1,903	6,960	5,629
Interest revenue	8	4	26	13
Total revenue	34,339	28,807	98,706	90,005
Direct cost of principal revenue	27,300	22,491	78,124	72,395
Gross margin	$7,039	$6,316	$20,582	$17,610
Gross margin %	21%	22%	21%	20%

The Corporation generated quarterly revenue of $34,339 for the three months ended September 30, 2012, an increase of $5,532 or 19% over the same quarter of 2011. The majority of revenue growth occurred in principal revenue, which increased $5,272 or 20% over the prior year quarter. The increase in revenue over the prior year quarter was largely due to organic growth in existing partnerships, and to a lesser extent, the impact of new partners and products launched over the last twelve months. Other partner revenue generated in the third quarter increased $256 or 13% on a year over year basis, largely due to the timing and richness of promotional activity.

Revenue for the nine month period ended September 30, 2012 increased $8,701 or 10% over the comparable prior year period, primarily due to growth from principal relationships. Principal revenues for the nine month period increased $7,357 or 9% on a year over year basis, largely due to the strength of promotional activities in 2012. Other partner revenues for the nine month period ended September 30, 2012 increased $1,331 or 24% over the prior year period, largely due to the launch of new agency partners and products over the last twelve months and increased Corporate sales via the new Business-to-Business platform.

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In line with the growth in revenue, gross margin for the third quarter of 2012 increased $723 or 11% from the third quarter of 2011 to $7,039. On a year to date basis, gross margin for the nine months ended September 30, 2012 increased $2,972 or 17% over the comparable prior year period. The increase in gross margin over the prior year periods was largely due to organic growth in existing partnerships, the impact of new partners and products launched over the last twelve months, and the relative mix of partner and product sales.

ONGOING OPERATING COSTS

	For the three months ended		For the nine months ended
	September	September	September	September
(In thousands of US dollars)	30, 2012	30, 2011	30, 2012	30, 2011
Employment costs	$3,791	$3,021	$10,995	$9,523
Marketing and communications	458	392	1,237	1,019
Technology services	110	146	362	448
Operating expense	1,128	833	3,218	3,010
Total ongoing operating costs	$5,487	$4,392	$15,812	$14,000

Ongoing operating costs are predominantly cash based expenditures and include employment costs, marketing and communications expenditures, technology service costs and operating expenses. Ongoing operating costs are predominantly incurred in Canadian dollars, exposing the Corporation to foreign exchange risk. To mitigate this exposure, Management enters into foreign exchange forward contracts extending out one year to fix the functional currency cost of predictable Canadian dollar expenditures. Ongoing operating costs for the third quarter of 2012 increased $1,095 or 25% from the third quarter of 2011. For the nine months ended September 30, 2012, ongoing operating costs increased $1,812 or 13% versus the comparable prior year period.

Employment Costs

Employment costs include salaries and bonus, employee share-based compensation expense, contract labour charges, recruiting, benefits and related taxes and are predominantly incurred in Canadian dollars. Employment costs of $3,791 in the third quarter of 2012 increased $770 or 25% over the third quarter of 2011. For the nine months ended September 30, 2012, employment costs increased $1,472 or 15% from the comparable prior year period.

The increase in employment costs over the prior year periods reflect Management’s strategic investment in headcount in key areas of the business. On a year over year basis, FTEs increased from 109 in the third quarter of 2011 to 123 in the third quarter of 2012, increasing spend on salaries, share based compensation, and recruiting fees. The increase was partially offset by reduced spend on contractors in 2012.

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Marketing and Communications

Marketing and communications expenditures consist of loyalty program marketing initiatives, placements on contracted loyalty program websites, public relations expenditures, affiliate commissions, and other on-line marketing and promotional activities. Marketing costs for the third quarter of 2012 increased $66 or 17% over the third quarter of 2011. For the nine months ended September 30, 2012, marketing costs increased $218 or 21% versus the comparable prior year periods. Increases to marketing expenditures were primarily attributed to new advertising campaigns for the Corporate product, increased affiliate activity, and marketing support for new products.

Technology Services

Technology expenses include online hosting and managed services, equipment rental and software license fees. Costs of technology services for the third quarter of 2012 decreased $36 or 25% over the third quarter of 2011. For the nine months ended September 30, 2012, technology costs decreased $86 or 19% from the comparable prior year period. Decreases to technology costs were primarily due to lower software license fees.

Operating Expenses

Operating expenses include office overhead, travel expenses, professional fees and other costs associated with operations. Operating expenses for the third quarter of 2012 were $1,128, an increased $295 or 35% over the third quarter of 2011. For the nine months ended September 30, 2012, operating expenses increased $208 or 7% from the prior year period. The year over year increases were primarily driven by travel expenses and professional fees, including financial and tax due diligence work and legal advisory charges associated with the China Rewards investment.

EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION, AMORTIZATION AND FOREIGN EXCHANGE (“EBITDA”)

Management defines EBITDA as earnings before interest, taxes, depreciation, amortization and foreign exchange. Management excludes these items because they affect the comparability of the Corporation’s financial results and could potentially distort the analysis of trends in business performance. The term EBITDA does not have any standardized meaning according to IFRSs. Other issuers may or may not include foreign exchange and impairment costs in their definition of EBITDA. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

Management believes that EBITDA is an important measure because it is a recognizable and understandable measure of the Corporation’s cash utilization or growth, and is a standard often scrutinized by investors in small to mid-capitalization companies. EBITDA is one of the measures used internally to evaluate performance, and employee compensation is based, in part, on achieving EBITDA targets approved by the Board of Directors.

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Reconciliation of Operating Income to EBITDA

	For the three months ended		For the nine months ended
	September	September	September	September
(In thousands of US dollars)	30, 2012	30, 2011	30, 2012	30, 2011
Operating income	$856	$1,298	$2,730	$2,068
Depreciation and amortization	715	622	2,075	1,630
Foreign exchange (gain) loss	(19)	4	(35)	(88)
EBITDA	$1,552	$1,924	$4,770	$3,610

For the quarter ended September 30, 2012, the Corporation’s EBITDA was $1,552, a decrease of $372 or 19% versus the prior year quarter. The decrease over the prior year quarter was primarily due to gross margin growth outpaced by the growth in ongoing operating costs. Compared to the third quarter of 2011, gross margins grew by 11% while ongoing operating costs grew 25%, primarily due to increased headcount investments focused on long-term growth.

For the nine months ended September 30, 2012, EBITDA of $4,770 increased $1,160 or 32% over the comparable prior year period. Gross margin grew 17% over the prior year period, while ongoing operating costs increased just 13%. Management has focused on growing revenue and margins while leveraging its existing cost base with targeted and responsive investments in 2012, enabling the Corporation to flow a higher percentage of incremental gross margin to bottom line profitability on the year to year basis.

DEPRECIATION, AMORTIZATION, INTEREST AND OTHER EXPENSES

	For the three months ended		For the nine months ended
	September	September	September	September
(In thousands of US dollars)	30, 2012	30, 2011	30, 2012	30, 2011
Depreciation and amortization	$715	$622	$2,075	$1,630
Foreign exchange (gain) loss	(19)	4	(35)	(88)
Interest and other charges	(8)	(8)	(8)	(25)
Deferred income tax expense (recovery)	118	(356)	114	119
Total	$806	$262	$2,146	$1,636

Depreciation and Amortization Expense

Depreciation and amortization expense in the third quarter of 2012 increased $93 or 15% over the third quarter of 2011. For the nine months ended September 30, 2012, depreciation and amortization expense increased $445 or 27% over the comparable prior year period. The increase over prior year periods was primarily due to the commencement of amortization of the Corporation’s new ePoch Corporate platform in the second quarter of 2011. In addition, the Corporation commenced amortization of additional technology applications subsequent to the third quarter of 2011.

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Foreign Exchange (Gain) Loss

Foreign exchange gains and losses arise from the translation of the Corporation’s balance sheet and expenses. The Corporation holds balances in foreign currencies (e.g. non-US dollar denominated cash, accounts payables and accrued liabilities, and deposits) that give rise to exposure to foreign exchange risk. At period end, non-US dollar balance sheet accounts are translated in accordance with the period-ending foreign exchange (“FX”) rate. To the extent that the foreign denominated assets and liabilities are not equal, the net effect after translating the balance sheet accounts is recorded in the income statement.

The Corporation is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the US dollar. The majority of the Corporation’s revenues in 2012 were transacted in US dollars, EUROs and British Pounds. The direct cost of principal revenue is denominated in the same currency as the revenue earned, minimizing the FX exposure related to the EURO and British Pound. Ongoing operating costs are predominantly incurred in Canadian dollars, exposing the Corporation to foreign exchange risk.

As part of the risk management strategy of the Corporation, management enters into foreign exchange forward contracts extending out to one year to reduce the foreign exchange risk with respect to the Canadian dollar, EURO and British Pound. These contracts have been designated as cash flow hedges. The Corporation does not use derivative instruments for speculative purposes.

For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income and is subsequently recognized in income when the hedged exposure affects income. For the quarter ended September 30, 2012, the Corporation reclassified $50, net of tax, from other comprehensive income into earnings. Any ineffective portion of the derivative’s gain or loss is recognized in current income.

As of August 2012, the Corporation ceased designating its remaining British Pound cash flow hedges for accounting purposes due to the change in partner and product mix. All remaining British Pound forward contracts since that time were mark-to-market through the income statement. The remaining cash flow hedges for Canadian dollar and EURO were highly effective at September 30, 2012.

For the quarter ended September 30, 2012, the Corporation recorded a foreign exchange gain of $19 compared with a foreign exchange loss of $4 in the third quarter of 2011, primarily driven by a weakening of the US dollar which resulted in unrealized FX gains on the translation of the Corporation’s non-US dollar cash reserves. This was partially offset by the appreciation of the Canadian dollar, which unfavourably impacted the unhedged portion of ongoing operating costs.

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Income Taxes

The Corporation is subject to tax in multiple jurisdictions and assesses its taxable income to ensure eligible tax deductions are fully utilized. The Corporation recorded a deferred income tax expense of $118 which relates to a change in estimate of loss carry-forwards that will be utilized in future periods to offset future taxable income.

NET INCOME AND EARNINGS PER SHARE

	For the three months ended		For the nine months ended
(In thousands of US dollars, except per	September	September	September	September
share amounts)	30, 2012	30, 2011	30, 2012	30, 2011
Net income	$746	$1,662	$2,624	$1,974
Earnings per share
Basic	$0.05	$0.11	$0.17	$0.13
Diluted	$0.05	$0.11	$0.17	$0.13

The Corporation reported net income of $746 for the quarter ended September 30, 2012 compared with net income of $1,662 for the quarter ended September 30, 2011. The decrease was largely due to lower EBITDA and higher depreciation and amortization charges in the third quarter of 2012, and deferred tax recovery recorded in the prior year quarter.

Net income for the nine months ended September 30, 2012 of $2,624 increased from $1,974 for the comparable prior year period. The increase in net income over the prior year period was primarily due to an increase in gross margins and EBITDA, partially offset by higher income tax charges and depreciation and amortization charges.

The Corporation's basic earnings per share is calculated on the basis of the weighted average number of outstanding common shares for the period, which amounted to 15,162,456 common shares for the quarter ended September 30, 2012, compared with 15,061,208 for the quarter ended September 30, 2011. The increase in average shares outstanding was due to the exercise of employee share options during the period. The Corporation reported basic earnings per share of $0.05 for the third quarter of 2012 compared with $0.11 for the third quarter of 2011.

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LIQUIDITY AND CAPITAL RESOURCES

Consolidated Balance Sheet Data as at	September 30,	December 31,	September 30,
(In thousands of US dollars)	2012	2011	2011
Cash and cash equivalents	$34,145	$34,853	$34,113
Restricted cash	1,632	1,619	1,614
Funds receivable from payment processors	7,126	10,837	2,805
Security deposits	2,643	2,461	2,610
Total funds available	45,546	49,770	41,142
Payable to loyalty program partners	31,764	40,048	33,433
NET OPERATING CASH	$13,782	$9,722	$7,709

Total current assets	48,389	53,194	44,004
Total current liabilities	35,503	44,366	37,553
WORKING CAPITAL	$12,886	$8,828	$6,451

The Corporation’s financial strength is reflected in its balance sheet. As at September 30, 2012, the Corporation continues to remain debt-free with $13,782 of net operating cash (December 31, 2011 – $9,722). The Corporation defines net operating cash as cash and cash equivalents, restricted cash, funds receivable from payment processors, and security deposits less amounts payable to loyalty program partners. During the first nine months of 2012, net operating cash increased $4,060 from December 31, 2011, primarily due to positive EBITDA generated during the first nine months of 2012 and proceeds received from share option exercises during the period. This was partially offset by share purchases made by the Corporation to fund the employee share unit plan and capital expenditures. A portion of the Corporation’s operating cash is restricted as collateral for commercial letters of credit issued in the normal course of business.

The Corporation’s working capital (defined as current assets minus current liabilities) was $12,886 at September 30, 2012 compared to working capital of $8,828 as at December 31, 2011. Working capital has continued to increase as the Corporation continues to generate positive EBITDA and cash flows from operations. Management believes the Corporation is able to generate sufficient cash through normal course operations to fund anticipated capital expenditure needs and current operating and working capital requirements, including the payment of amounts due under current operating leases.

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Sources and Uses of Cash

	For the three months ended		For the nine months ended
	September	September	September	September
(In thousands of US dollars)	30, 2012	30, 2011	30, 2012	30, 2011
Operating activities	$2,549	$3,480	$928	$6,832
Investing activities	(419)	(378)	(1,295)	(1,653)
Financing activities	(447)	55	(248)	513
Effects of exchange rates	(178)	363	(93)	(42)
Change in cash and cash equivalents	$1,505	$3,520	$(708)	$5,650

Operating Activities

Cash flows from operating activities are primarily generated from funds collected from miles and points transacted from the various products and services offered by the Corporation and are reduced by cash payments to loyalty partners and payment of operating expenses. Cash flows from operating activities can fluctuate significantly depending on the timing of promotional activity and partner payments. The Corporation generated positive cash flows from operating activities in the third quarter of 2012 and for the nine months ended September 30, 2012, largely due to positive EBITDA generated. On a year over year basis, cash flows from operating activities decreased compared to prior year periods largely due to the timing of payments to select partners for promotional activities.

Investing Activities

Cash used in investing activities for was $419 the quarter and $1,295 for the nine months ended September 30, 2012. Investments in 2012 have primarily related to ongoing technology and product development, routine computer equipment purchases, and a $250 CAD debenture purchased from Sweet Tooth during the second quarter.

Cash used in investing activities for the nine months ended September 30, 2012 decreased $358 compared to the prior year period, largely due to the development of the ePoch Corporate platform in the first half of 2011. While the Corporation will continue to devote technology resources to developing innovative loyalty products in 2012 and beyond, capital expenditures are anticipated to be lower than 2011 levels. Capital expenditures will continue to be funded through working capital.

Financing Activities

Cash flows used in financing activities in 2012 primarily related to purchases of the Corporation’s own common shares from the open market to fund the employee share unit plan introduced in 2012. This was partially offset by proceeds from the exercise of employee share options throughout the year. At present, the Corporation does not anticipate raising capital through the issuance of debt or equity.

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Contractual Obligations and Commitments

	Total	Year 1	(4)	Year 2	Year 3	Year 4	Year 5	Year 6+
Operating leases(1)	3,470	208		730	716	725	730	361
Principal revenue(2)	50,261	3,504		28,256	18,501	-	-	-
Loan commitment(3)	254	254		-	-	-	-	-
	$53,985	$3,966		$28,986	$19,217	$725	$730	$361

(1)	The Corporation is obligated under various non-cancellable operating leases for premises and equipment and service agreements for web hosting services.
(2)	In relation to principal revenue, the Corporation has made contractual guarantees on the minimum value of transactions processed over the term of its agreements with certain loyalty program partners.
(3)	The Corporation has a contractual obligation to provide additional financing to Sweet Tooth Inc. (“Sweet Tooth”). The obligation is contingent on specific product performance criteria being met.
(4)	The guarantees, commitments and contingencies schedule is prepared on a rolling 12-month basis.

Operating lease obligations will continue to be funded through working capital. In relation to the reseller model, the Corporation has made contractual commitments on the minimum value of transactions processed over the term of its agreements with certain loyalty program operators. Under this type of guarantee, in the event the sale of miles are less than the guaranteed amounts, the Corporation would be obligated to purchase mileage from the loyalty program partner equal to the value of the revenue commitment shortfall. The Corporation does not anticipate that it will incur any further financial obligations as a result of these revenue guarantees. Accordingly, no amount has been recorded in the consolidated financial statements to date related to these future contractual commitments.

Cash from Exercise of Options

Certain options are due to expire within 12 months from the date of this MD&A. If exercised in full, issued and outstanding common shares will increase by 161,755 shares. Securities with Near-Term Expiry Dates – Outstanding Amounts as at October 31, 2012 (figures in CAD$).

Security Type	Month of Expiry	Number	Strike Price

Options	November 7, 2012	17,500	17.50
Options	January 23, 2013	1,000	22.00
Options	March 18, 2013	500	24.90
Options	May 6, 2013	76,166	18.10
Options	August 5, 2013	1,250	10.70
Options	October 8, 2013	4,000	6.00
Options	October 8, 2013	61,339	9.00
Total		161,755

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OUTSTANDING SHARE DATA

As of October 31, 2012, the Corporation has 15,167,239 common shares outstanding.

As of the date hereof, the Corporation has outstanding options to acquire up to 654,876 common shares. The options have exercise prices ranging from $3.40 to $24.90 with a weighted average exercise price of $8.95. The expiration dates of the options range from November 7, 2012 to September 28, 2017.

The following table lists the common shares issued and outstanding as at October 31, 2012 and the securities that are currently convertible into common shares along with the maximum number of common shares issuable on conversion or exercise.

	Common Shares	Proceeds
Common Shares Issued & Outstanding	15,167,239
Convertible Securities: Stock options	654,876	CAD$ 5,859,910
Common Shares Issued & Potentially Issuable	15,822,115	CAD$ 5,859,910
Securities Excluded from Calculation:
Options Available to grant from ESOP(1)	666,443

(1)	The number of options available to grant is calculated as the total stock option pool less the number of stock options exercised and the number of outstanding stock options.

SUMMARY OF QUARTERLY RESULTS

			Basic earnings	Diluted
		Net income	(loss) per	earnings (loss)
Three month period ended	Total Revenue	(loss)	share	per share
September 30, 2012	$34,339	$746	$0.05	$0.05
June 30, 2012	$36,329	$1,304	$0.09	$0.09
March 31, 2012	$28,038	$574	$0.04	$0.04
December 31, 2011	$32,929	$2,058	$0.14	$0.13
September 30, 2011	$28,807	$1,662	$0.11	$0.11
June 30, 2011	$32,725	$501	$0.03	$0.03
March 31, 2011	$28,473	$(189)	$(0.01)	$(0.01)
December 31, 2010	$27,004	$341	$0.02	$0.02

CRITICAL ACCOUNTING ESTIMATES

The preparation of the condensed consolidated interim financial statements for the three months ended September 30, 2012, in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), using accounting policies consistent with IFRSs, requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The same accounting policies and methods of computation are followed in the condensed consolidated interim financial statements as compared with the Corporation’s most recent audited consolidated financial statements including the notes, for the year ended December 31, 2011.

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For a detailed discussion regarding the Corporation’s significant accounting policies, application of critical accounting estimates and judgments, and recent accounting pronouncements, see Note 2 and 3 of our condensed consolidated interim financial statements for the three and nine months ended September 30, 2012 as well as the Corporation’s audited annual consolidated financial statements for the year ended December 31, 2011.

RISKS AND UNCERTAINTIES

The results of operations and financial condition of the Corporation are subject to a number of risks and uncertainties, and are affected by a number of factors outside of the control of Management. For a detailed discussion regarding the relevant risks and uncertainties, see the Corporation’s annual MD&A for the year ended December 31, 2011. There have been no changes during the quarter ended September 30, 2012.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Corporation is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. There have been no changes in the Corporation’s internal control over financial reporting during the quarter ended September 30, 2012 that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

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